May 9, 2024

Via EDGAR

Mr. Aaron Brodsky, Attorney-Adviser,

Division of Investment Management,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20549

Re:	Oaktree Strategic Credit Fund
Post-Effective Amendment No. 5 to the Registration Statement on
Form N-2, filed March 12, 2024 (File No. 333-261775)

Dear Mr. Brodsky:

On behalf of our client, Oaktree Strategic Credit Fund (the “Fund”), set forth below are the Fund’s responses to the comments of the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), as communicated by Mr. Brodsky to me and Ashray Gautam in our telephonic conversation on April 26, 2024, with respect to the Fund’s Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 referenced above (the “Registration Statement”).

For the Staff’s convenience, a summary of the Staff’s comments, based on my record of our conversation, is set forth below in bold, followed in each case by the Fund’s response. The Fund is concurrently submitting a further amended Registration Statement on Form N-2 (the “Amended Registration Statement”) with a scheduled effective date of May 13, 2024. Capitalized terms used but not defined in this letter shall have the meanings ascribed to such terms in the Amended Registration Statement. Except as otherwise specifically indicated, page references in the Fund’s responses to the Staff’s comments correspond to the pagination of the Amended Registration Statement. Where a Staff comment would apply to repeated statements in the Amended Registration Statement, the Fund has made conforming changes.

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Prospectus Summary – Q: When will the NAV per share be available?

1.

On p. 12 of the Registration Statement, the registrant notes: “If a subscription request is received less than five business days prior to the first day of the month, unless waived by the Distribution Manager, the subscription request will be executed in the next month’s closing at the transaction price applicable to that month.” With respect to such subscription requests, please explain whether such requests are revocable by the investor, and, if so, until when such requests are revocable by the investor.

Fund’s Response: The Fund notes for the information of the Staff that, as set forth on page 13 of the prospectus included in the Amended Registration Statement, subscribing investors are not committed to purchase shares at the time their subscription requests are submitted and any subscription may be canceled at any time before it has been accepted, which will not be earlier than two business days before the first calendar day of the next month. As set forth on page 13 of the prospectus included in the Amended Registration Statement, investors may cancel a subscription request by notifying the transfer agent, through their financial intermediary or by notifying the Fund directly on our toll-free, automated telephone line.

2.	Please explain whether investors always submit purchase orders and funds through intermediaries. If not, through what other channels do investors submit purchase orders and funds?

Fund’s Response: The Fund notes for the information of the Staff that all sales pursuant to the Amended Registration Statement will be by purchase orders and funds submitted through intermediaries; however, it is possible that certain investors (e.g., qualified employees of Oaktree and Brookfield and investors investing through feeder vehicles) may purchase Class I shares of the Fund in private transactions directly through the Distribution Manager or from the Fund.

3.

With respect to purchase orders submitted within five business days of the last day of a month, please explain whether investors are notified after submitting such a purchase order that the order will be rolled into the next month. If so, please explain: (i) who notifies the investor, (ii) when the investor is notified and (iii) whether the notification tells the investor how to revoke their purchase order so that it is not rolled into the next month or quarter.

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Fund’s Response: The Fund has informed us that in the case of purchase orders submitted within five business days of the last day of a month, the Fund does not know if investors are notified by the submitting intermediary whether the purchase order is rolled into the next month as it is not privy to communications between intermediaries and investors that are not shareholders of the Fund. The Fund notes that investors are informed about the potential of being delayed in becoming a shareholder of the Fund not only through the Fund’s prospectus but also through the Fund’s Subscription Agreement. The Form of Subscription Agreement included in the Amended Registration Statement and used by the Fund’s subscribing investors requires the subscriber to make the following acknowledgments (see page A-8 of the prospectus included in the Amended Registration Statement):

“I acknowledge that if my subscription request is received less than five business days prior to the first day of the month, unless waived, my investment will be effective as of the first day of the next month at the NAV per share as of the preceding day.

I acknowledge that I am not committed to purchase shares at the time my subscription request is submitted and before it has been accepted, and I may cancel my subscription at any time before it has been accepted, which will not be earlier than two business days before the first calendar day of the next month. I understand that I may cancel my subscription request by notifying the transfer agent, through my financial intermediary or by notifying Oaktree Strategic Credit Fund directly on Oaktree Strategic Credit Fund’s toll-free, automated telephone line, (855) 777-8001.”

The Fund also notes that, if a purchase order is submitted within five business days of the last day of a month and a waiver is requested by the submitting investor, a waiver may be granted at the Fund’s discretion.

4.

If the Fund retains a purchase order until the next month because an order was not received in time, please explain: (i) what happens to the investor’s funds submitted for such purchase order (i.e., who owns them and who has custody?) and (ii) whether the funds are held in an interest-bearing account, and, if so, who is entitled to the accrued interest.

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Fund’s Response: Prior to acceptance by the Fund or withdrawal by the subscribing investor, subscription amounts are held in a segregated account at UMB Bank, N.A., which is maintained by the Fund’s transfer agent, SS&C GIDS. As set forth on page 242 of the prospectus included in the Amended Registration Statement, the subscription may be withdrawn prior to acceptance and the subscription agreement and the related funds returned to the investor, without interest or deduction, within ten business days after such withdrawal.

Prospectus Summary – Q: Can I request that my shares be repurchased?

5.

On p. 14 of the filing under the caption “Can I request that my shares be repurchased”, the registrant notes that it will repurchase shares “at a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter.” The tender offer rules require that (i) a specified amount of cash per share to be paid, (ii) the total number of shares to be purchased and (iii) total amount of funds required to purchase the maximum amount of shares being sought must all be stated at commencement of an offer. Please revise the disclosure on p. 14 of the filing to reflect the foregoing requirement or delete such disclosure.

Fund’s Response: The Fund, on the advice of counsel, respectfully disagrees with the Staff’s interpretation of the applicable tender offer rules and declines to make the requested change. Pursuant to Item 4 of Rule 14d-100 (Schedule TO), incorporating Item 1004(a)(1)(ii) of Regulation M-A, the Fund is required to state in its Schedule TO the “amount of consideration offered to security holders” and, pursuant to Item 7 of Rule 14d-100 (Schedule TO), incorporating Item 1007(a) of Regulation M-A, the Fund is required to state in its Schedule TO “the specific sources and total amount of funds or other consideration to be used in the transaction”. The foregoing rules do not state that a specified dollar amount must be disclosed at the commencement of the offer, and the Fund discloses in its Schedule TO filings the “amount of consideration offered” and the “total amount of funds or other consideration to be used in the transaction” by reference to the net asset value of the shares to be repurchased. The SEC has acknowledged this practice since at least 19921. Like substantially all of its peers and Commission registered closed-end funds that conduct quarterly tender offers, the Fund repurchases shares pursuant to its quarterly tender offers at

[1]

See PERIODIC REPURCHASES BY CLOSED-END MANAGEMENT INVESTMENT COMPANIES; REDEMPTIONS BY OPEN-END MANAGEMENT INVESTMENT COMPANIES; AND REGISTERED SEPARATE ACCOUNTS AT PERIODIC INTERVALS OR WITH EXTENDED PAYMENT, Release Nos. 33-6948, 34-30967, IC-18869 (August 6, 1992), n. 87 (discussing tender offers). For most portfolios, stating a dollar amount would not be possible if the offer is to be made at net asset value.

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a purchase price equal to the NAV per share as of the last calendar day of the applicable quarter, and, accordingly, the Fund cannot state the “amount of consideration offered” and the “total amount of funds or other consideration to be used in the transaction” at the commencement of the offer except by reference to the to-be-determined quarter-end NAV. The Fund believes this process is in the best interests of the Fund’s shareholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operation – Discussion and Analysis of Results and Operations – Leverage; Recent Developments

6.

With respect to each wholly owned or primarily controlled subsidiary of the Fund (each, a “Subsidiary”, and collectively, the “Subsidiaries”), disclose that the Subsidiary includes entities that engage in investment activities or securities or other assets primarily controlled by the Fund.

Fund’s Response: In response to the Staff’s comment, the Fund has added the following disclosure on page C-5 of the prospectus included in the Amended Registration Statement:

“Through our controlled subsidiaries, we engage in investment activities controlled by us.”

7.

With respect to each Subsidiary, disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (i.e., Section 8 of the Investment Company Act) on an aggregate basis with the Subsidiary.

Fund’s Response: In response to the Staff’s comment, the Fund has added the following disclosure on page 155 of the prospectus included in the Amended Registration Statement:

“Any special purpose entities formed by the Fund for the purpose of purchasing the assets of a company directly will comply with Section 18 of the Investment Company Act, as modified by Section 61 of the Investment Company Act, and Section 8 of the Investment Company Act, on a consolidated basis.”

8.

With respect to each Subsidiary, disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage on an aggregate basis with the Subsidiary so that the Fund treats the Subsidiary’s debt as its own for purposes of Section 18 of the Investment Company Act.

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Fund’s Response: The Fund notes for the information of the Staff that such disclosure was included in the Registration Statement and is included on page 155 of the prospectus included in the Amended Registration Statement.

9.

With respect to each Subsidiary, disclose that any investment adviser to the Subsidiary complies with the provisions of the Investment Company Act relating to investment advisory contracts as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between a Subsidiary and its adviser is a material contract that should be included as an exhibit to the registration statement.

Fund’s Response: In response to the Staff’s comment, the Fund has made the following change on page 155 of the prospectus included in the Amended Registration Statement:

“In addition, ~~the Adviser and~~ the Fund~~’s Board of Trustees~~ will comply with the provisions of Section 15 of the Investment Company Act with respect to any investment advisory agreement of a wholly owned or primarily controlled special purpose entity~~’s investment advisory agreement~~.”

The Fund notes for the information of the Staff that the Adviser provides services to the Fund and the Fund’s wholly owned subsidiaries pursuant to the Investment Advisory Agreement, with all compensation coming solely from the Fund, and the Investment Advisory Agreement is filed as an exhibit to the Amended Registration Statement. The Fund confirms it will file any such investment advisory contract between a subsidiary and an investment adviser as an exhibit to a future registration statement on Form N-2.

10.

With respect to each Subsidiary, disclose that the Subsidiary applies provisions relating to affiliated transactions and custody under Section 17 of the Investment Company Act and identify the custodian of the Subsidiary, if any.

Fund’s Response: The Fund notes for the information of the Staff that disclosure regarding the application of Section 17 of the Investment Company Act with respect to subsidiaries was included in the Registration Statement and is included on page 155 of the prospectus included in the Amended Registration Statement. In addition, the Fund has made the following changes to the disclosure on pages 102-104 and 108-109 of the Amended Registration Statement:

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“On February 24, 2023 (the “JPM Closing Date”), we entered into a loan and security agreement (as amended, the “JPM Loan and Security Agreement”) among OSCF Lending SPV, LLC (“OSCF Lending SPV”), a wholly owned subsidiary of us, as borrower, us, as parent and servicer, Citibank, N.A., as collateral agent and securities intermediary, Virtus Group, LP, as collateral administrator, the lenders party thereto, and JPMorgan Chase Bank, National Association (“JPM”), as administrative agent, pursuant to which JPM agreed to extend credit to OSCF Lending SPV in an aggregate principal amount up to $150 million at any one time outstanding. Effective on and as of July 5, 2023, the Fund entered into Amendment No. 1 (the “JPM Loan and Security Agreement Amendment”) to the JPM Loan and Security Agreement, pursuant to which JPM has increased its commitment to extend credit to OSCF Lending SPV to an aggregate principal amount up to $300 million (the “JPM Maximum Commitment”). Citibank, N.A. acts as custodian of OSCF Lending SPV for purposes of the custody requirements under the Investment Company Act.”

“Effective on and as of September 29, 2023 (the “SMBC Closing Date”), we entered into a loan and security agreement (as amended, the “SMBC Loan and Security Agreement”) among OSCF Lending III SPV, LLC (“OSCF Lending III SPV”), a wholly owned subsidiary of us, as borrower, us, as transferor and servicer, Citibank, N.A., as the account bank, Virtus Group, LP, as collateral custodian, the lenders party thereto, and Sumitomo Mitsui Banking Corporation (“SMBC”), as administrative agent and collateral agent, pursuant to which SMBC agreed to extend credit to OSCF Lending III SPV in an aggregate principal amount up to $150 million at any one time outstanding. Citibank, N.A. acts as custodian of OSCF Lending III SPV for purposes of the custody requirements under the Investment Company Act.”

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“Effective on and as of November 21, 2023 (the “CIBC Closing Date”), we entered into a loan and servicing agreement (as amended, the “CIBC Loan and Servicing Agreement”) among OSCF Lending V SPV, LLC (“OSCF Lending V SPV”), a wholly owned subsidiary of us, as borrower, we, as transferor and servicer, Computershare Trust Company, N.A., as securities intermediary, collateral custodian, collateral agent and collateral administrator, the lenders party thereto, and Canadian Imperial Bank of Commerce (“CIBC”), as administrative agent, pursuant to which CIBC agreed to extend credit to OSCF Lending V SPV in an aggregate principal amount up to $150 million (the “ CIBC Maximum Commitment”) at any one time outstanding. Computershare Trust Company, N.A. acts as custodian of OSCF Lending V SPV for purposes of the custody requirements under the Investment Company Act.”

“On February 15, 2024 (the “DBNY Closing Date”), we entered into a loan financing and servicing agreement (the “DBNY Loan Financing and Servicing Agreement”), among OSCF Lending IV SPV, LLC (“OSCF Lending IV SPV”), a wholly owned subsidiary of us, as borrower, we, as servicer and equityholder, the lenders party thereto, Deutsche Bank AG, New York Branch (“DBNY”), as facility agent, the other agents parties thereto and Deutsche Bank National Trust Company, as collateral agent and collateral custodian, pursuant to which DBNY has agreed to extend credit to OSCF Lending IV SPV in an aggregate principal amount up to $300 million (the “DBNY Facility Amount”) at any one time outstanding. DBNY acts as custodian of OSCF Lending IV SPV for purposes of the custody requirements under the Investment Company Act.”

“On February 23, 2024 (the “MS Closing Date”), we entered into a loan and servicing agreement (the “MS Loan and Servicing Agreement”), among OSCF Lending II SPV, LLC (“OSCF Lending II SPV”), a wholly owned subsidiary of us, as borrower, we, as transferor and servicer, Citibank, N.A., as the collateral agent, account bank and collateral custodian, Virtus Group, LP, as collateral administrator, each of the lenders from time to time party thereto, and Morgan Stanley Asset Funding, Inc. (“MS”), as the administrative agent, pursuant to which MS has agreed to extend credit to OSCF

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Lending II SPV in an aggregate principal amount up to $200 million (the “MS Maximum Commitment”) at any one time outstanding. Citibank, N.A. acts as custodian of OSCF Lending II SPV for purposes of the custody requirements under the Investment Company Act.”

11.

With respect to each Subsidiary, disclose any of the Subsidiary’s principal investment strategies or principal risks that also constitute principal investment strategies or principal risks, respectively, of the Fund.

Fund’s Response: The Fund notes for the information of the Staff that each Subsidiary’s principal investment strategies and principal risks are the same as the Fund’s principal investment strategies and principal risks, respectively. The Fund also notes that its existing disclosure with respect to its investment strategy includes its wholly owned subsidiaries (as “we” is defined in the Amended Registration Statement to “refer to Oaktree Strategic Credit Fund, together with its consolidated subsidiaries” (see page v of the prospectus included in the Amended Registration Statement)). Accordingly, the Fund believes its disclosure addresses Comment 11.

12.	With respect to each Subsidiary, explain in correspondence whether the financial statements of the Subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Fund’s Response: The Fund confirms that the financial statements of each Subsidiary are, and the financial statements of each future wholly owned subsidiary will be, consolidated with the financial statements of the Fund, unless generally accepted accounting principles require otherwise.

13.

With respect to each Subsidiary, confirm in correspondence that the Subsidiary and its board will agree to inspection by the division staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Fund’s Response: The Fund so confirms.

14.

With respect to each Subsidiary, confirm in correspondence that the wholly owned Subsidiary’s management fee, including any performance fee, will be included in the “Management Fee” section of the registration statement, and that the Subsidiary’s expenses will be included in the “Other Expenses” section of the Fund’s fee table.

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Fund’s Response: The Fund so confirms.

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If you have any questions regarding the foregoing, or would like to discuss further any of the matters raised in this response letter, please feel free to contact the undersigned at (212) 558-4940.

Sincerely,

By:	/s/ William G. Farrar
William G. Farrar

cc:	Mary Gallegly

(Oaktree Strategic Credit Fund)